EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three months ended March 31, 2012 and 2011
(Unaudited)

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		March 31, 2012	December 31, 2011
Assets

Current
Cash and cash equivalents	(Note 3)	$40,893	$26,204
Amounts receivable and prepaid expenses		973	1,698
		41,866	27,902

Property and equipment	(Note 4)	7,828	5,036
Mineral properties	(Note 5)	132	124
		$49,826	$33,062

Liabilities

Current
Accounts payable and accrued liabilities		$5,138	$2,750
Due to related parties	(Note 9)	200	69
		5,338	2,819

Shareholders’ Equity

Share capital	(Note 6)	199,662	175,230
Contributed surplus		20,359	19,728
Deficit		(174,543)	(163,362)
Accumulated other comprehensive loss		(990)	(1,353)
		44,488	30,243
		$49,826	$33,062

Contractual Obligations	(Note 12)

Approved by the Directors:
“George Lawton”	Director
“Robert Reynolds”	Director

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

For the three months ended March 31,		2012	2011
Income
Interest income		$93	$116

Expenses
Accounting and audit		41	21
Administration salaries and consulting	(Note 7)	186	550
Directors’ fees	(Note 7)	50	1,189
Foreign exchange loss (gain)		13	(31)
General and administration	(Note 11)	220	128
Legal fees		91	41
Management fees	(Note 7)	348	1,194
Mineral property exploration expenditures	(Notes 5 and 7)	9,937	8,596
Shareholder communications	(Note 7)	236	249
Stock exchange listing and filing fees		152	204
		11,274	12,141

Net loss for the period		11,181	12,025
Other comprehensive (income) loss		(363)	144
Net loss and comprehensive loss for the period		$10,818	$12,169

Basic loss per common share from net loss and comprehensive loss for the period		$(0.12)	$(0.14)
Diluted loss per common share from net loss and comprehensive loss for the period		$(0.12)	$(0.14)
Weighted average number of common shares outstanding		93,330,069	87,508,848

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flow
(Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

For the three months ended March 31,		2012	2011
Operating Activities

Net loss for the period		$(11,181)	$(12,025)
Adjustments
Amortization	(Note 4)	105	59
Share-based compensation	(Note 7)	975	3,927
		(10,101)	(8,039)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		817	(18)
Due from related parties		-	20
Due to related parties		131	105
Accounts payable and accrued liabilities		2,289	1,007
Cash flows from operating activities		(6,864)	(6,925)

Financing Activities
Issue of share capital for cash	(Note 6)	25,558	40
Share issue costs		(1,470)	-
Cash flows from financing activities		24,088	40
Investing Activities
Acquisition of property and equipment	(Note 4)	(2,578)	(541)
Cash flows from investing activities		(2,578)	(541)
Effect of foreign exchange rate change on cash and cash equivalents		43	-
Net increase (decrease) in cash and cash equivalents		14,689	(7,426)

Cash and cash equivalents – beginning of the period		26,204	46,102

Cash and cash equivalents – end of the period		$40,893	$38,676

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2011	87,473,627	$144,641	$11,168	$(107,916)	$(555)	$47,338
Activity during the year:
- Equity financing net of share issue costs	2,400,000	23,516	-	-	-	23,516
- Exercise of stock options	2,238,312	3,071	-	-	-	3,071
- Exercise of warrants	455,000	2,275	-	-	-	2,275
- Contributed surplus allocated on exercise of warrants and options	-	2,337	(2,337)	-	-	-
- Share-based compensation recognized	-	-	10,287	-	-	10,287
- Agent’s warrants	-	(610)	610	-	-	-
- Other comprehensive loss	-	-	-	-	(798)	(798)
- Net loss for the year	-	-	-	(55,446)	-	(55,446)
Balance at December 31, 2011	92,566,939	$175,230	$19,728	$(163,362)	$(1,353)	$30,243

Activity during the period:
- Equity financing net of share issue costs	3,530,000	23,593	-	-	-	23,593
- Exercise of stock options	822,400	495	-	-	-	495
- Contributed surplus allocated on exercise of options	-	344	(344)	-	-	-
- Share-based compensation recognized	-	-	975	-	-	975
- Other comprehensive income	-	-	-	-	363	363
- Net loss for the period	-	-	-	(11,181)	-	(11,181)

Balance at March 31, 2012	96,919,339	$199,662	$20,359	$(174,543)	$(990)	$44,488

See accompanying notes to the condensed interim consolidated financial statements

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

1.	Nature of Business

Extorre Gold Mines Limited (“Extorre” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in Argentina.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for property and equipment and mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE - Amex. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards. Accordingly, the accounting policies followed by the Company are set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2011, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements. These condensed interim financial statements were approved and authorized by the Audit Committee of the Board of Directors for issue on May 2, 2012.

3.	Cash and Cash Equivalents

(in thousands)	March 31, 2012	December 31, 2011
Cash	$5,904	$2,203
Investment Savings Accounts	8,000	1,513
Guaranteed Investment Certificates	26,989	22,488
Total	$40,893	$26,204

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

4.	Property and Equipment

(in thousands)	Computer Equipment	Computer Software	Equipment including Vehicles	Field Camp	Leasehold Improvements	Land	Total
Cost
As at January 1, 2011	$71	$47	$441	$-	$-	$-	$559
Additions	58	-	1,028	-	31	4,747	5,864
Effect of movements in exchange rates	(17)	(8)	(177)	-	-	(596)	(798)
Balance as at December 31, 2011	$112	$39	$1,292	$-	$31	$4,151	$5,625

Depreciation
As at January 1, 2011	$(29)	$(34)	$(257)	$-	$-	$-	$(320)
Charged for the year	(39)	(6)	(324)	-	(3)	-	(372)
Effect of movements in exchange rates	14	4	85	-	-	-	103
Balance as at December 31, 2011	$(54)	$(36)	$(496)	$-	$(3)	$-	$(589)

Net carrying value
As at January 1, 2011	$42	$13	$184	$-	$-	$-	$239
As at December 31, 2011	$58	$3	$796	$-	$28	$4,151	$5,036

Cost
As at January 1, 2012	$112	$39	$1,292	$-	$31	$4,151	$5,625
Transfer of assets	-	-	(140)	140	-	-	-
Additions	6	-	172	2,400	-	-	2,578
Effect of movements in exchange rates	4	2	79	-	-	259	344
Balance as at March 31, 2012	$122	$41	$1,403	$2,540	$31	$4,410	$8,547

Depreciation
As at January 1, 2012	$(54)	$(36)	$(496)	$-	$(3)	$-	$(589)
Transfer of assets	9	(9)	-	-	-	-	-
Charged for the period	(23)	(1)	(79)	-	(2)	-	(105)
Effect of movements in exchange rates	(2)	8	(31)	-	-	-	(25)
Balance as at March 31, 2012	$(70)	$(38)	$(606)	$-	$(5)	$-	$(719)

Net carrying value
As at January 1, 2012	$58	$3	$796	$-	$28	$4,151	$5,036
As at March 31, 2012	$52	$3	$797	$2,540	$26	$4,410	$7,828

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

March 31, 2012 (in thousands)
	Balance beginning of the period	Translation Adjustment	Balance end of the period
CVSA Properties	$124	$8	$132

December 31, 2011 (in thousands)
	Balance beginning of the year	Translation Adjustment	Write off of Mineral Properties	Balance end of the year
Don Sixto	$2,686	$(68)	$(2,618)	$-
CVSA Properties	161	(37)	-	124
	$2,847	$(105)	$(2,618)	$124

Cognito Limited

By a Principles of Agreement dated October 27, 2002, an Option to Purchase, Acquisition and Joint Venture Agreement dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right, subject to the payment noted below, to earn a 100% interest in Cognito, including the Don Sixto project. The Don Sixto project is subject to a 3.5% net smelter royalty (“NSR”). (See note 5(c)(iii))

Effective July 22, 2003, 1,600,000 shares were issued and $25,000 paid for the right to earn a 100% interest in Cognito. Direct costs of the acquisition totalled $3,000. At that date, $348,000 being the fair value of the consideration paid for that right was recorded as mineral property acquisition cost. Effective July, 2005, to exercise the option to acquire a 100% interest in Cognito, a further 2,500,000 shares were issued having a fair value of $2.5 million which was recorded as a mineral property acquisition cost.

Estelar Resources Limited

Effective July 22, 2003, a 100% interest in Estelar was acquired for consideration of 1,000,000 shares (fair value of $238,000), which was recorded as a mineral property acquisition cost.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The table below shows the exploration expenditures of the Company for the three month periods ended March 31, 2012 and 2011.

(in thousands)	Cerro Moro	Other Santa Cruz	Don Sixto & Other	2012	2011
Assays	$317	$-	$-	$317	$232
Consultants and contractors	432	-	-	432	125
Drilling	2,856	-	-	2,856	3,214
Engineering and metallurgical *	676	-	-	676	199
Environmental	222	-	2	224	94
Field camp	743	11	19	773	555
Geological *	220	12	11	243	650
Hydrology	65	-	-	65	27
Infrastructure	14	-	-	14	80
IVA tax	1,420	7	17	1,444	1,083
Legal and title	16	4	-	20	18
Office operations	797	5	40	842	320
Resource development	36	-	-	36	46
Travel	639	10	17	666	573
Wages and benefits *	1,218	16	95	1,329	1,380
Exploration costs for the year	$9,671	$65	$201	$9,937	$8,596
Cumulative exploration costs	$95,184	$14,199	$20,619	$130,002	$85,807

*	Includes share-based compensation as reflected below:

(in thousands)	Cerro Moro	Other Santa Cruz	Don Sixto & Other	2012	2011
Engineering and metallurgical	$285	$-	$-	$285	$53
Geological	131	-	-	131	462
Wages and benefits	446	-	-	446	770
Total	$862	$-	$-	$862	$1,285

c)	Agreements

i)	CVSA Properties - Argentina

By an Exploration and Option Agreement dated December 30, 2003, Estelar obtained the right to acquire a 100% interest in the Cerro Moro, Santa Cruz, Chubut and Rio Negro Projects (comprised of thirty-nine mineral concessions) (the “Properties”), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, from Cerro Vanguardia (“CVSA”) by making cash payments of US$100,000 (paid) and incurring US$3.0 million (incurred) in exploration expenditures. CVSA holds a 2% NSR in Cerro Moro and the various other projects in Santa Cruz acquired by the Company.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

ii)	Fomicruz

On March 2, 2009 Estelar signed a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a mining company owned by the government of Santa Cruz Province, Argentina. The Agreement allows for Estelar to acquire up to an 80% interest in certain licenses, adjacent to the Cerro Moro project, owned by Fomicruz, by spending US$10 million over a number of years. It further provides for Fomicruz to acquire a five percent participating interest in the Cerro Moro project following the granting of mining permits. Estelar will manage the potential future development of both the Cerro Moro project and the areas covered by Fomicruz licenses and will fund all exploration and development costs.

iii)	Don Sixto – Argentina

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% NSR which may be purchased for US$1.0 million) in the Don Sixto Project, located in Mendoza Province, Argentina, for consideration of cash payments totalling US$525,000 paid or payable as follows:

-	US$175,000 on signing and anniversary dates to December 15, 2007; (paid) and
-	US$50,000* on or before December 15 of each year thereafter up to and including December 15, 2014.

* Due to the current anti-mining legislation these payments have been suspended until the legislation   is changed (see below for more details).

Cognito may terminate the payments described above upon making a development decision in respect to the project; provided that production must commence within two years of that decision.

Early in 2007, Cognito expanded its holding around Don Sixto by signing an option agreement over additional exploration rights situated to the immediate north of Don Sixto. The terms for the option agreement provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. Should Cognito exercise its option to purchase the property, the annual payments cease. There are no expenditure requirements.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at Don Sixto at a cost of $78,000. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property retain the right to re-acquire the property upon completion of mining activities.

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional.

During the year ended December 31, 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

During the year ended December 31, 2011, following the Mendoza Government’s rejection of the environmental approval application for commencement of mining filed by another mining company in the province, the Company determined to write down its investment in the Don Sixto project. The constitutional challenge filed by the Company remains in front of the Mendoza Supreme Court and until such time as a decision is handed down by the courts and the constitutional challenge is withdrawn, the Company expects to incur only minimal expenditures to secure the property.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

iv)	Other Properties

MRP Properties - Argentina

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be acquired for $750,000) in the Agua Nueva Projects, located in Mendoza Province, Argentina, for consideration of cash payments totalling $440,000 paid or payable as follows:

-        an accumulated $70,000 on signing and anniversary dates to October 1, 2007; (paid)
-        $30,000 on or before October 1, 2008; (not paid)*
-        $40,000 on or before October 1, 2009; (not paid)* and
-        $50,000 on or before October 1 of each year thereafter to 2015**.

*	Payments suspended until the current anti-mining legislation is changed to allow mining in Mendoza Province.
**	In the event that a decision is made to build and operate a mine on any of the projects, payment of the remaining option payments may be terminated.

6.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

	March 31, 2012		December 31, 2011
	Number of Shares	Amount (in thousands)	Number of Shares	Amount (in thousands)
Balance, beginning of period	92,566,939	$175,230	87,473,627	$144,641
Issued during the period for cash:
Equity financing	3,530,000	25,063	2,400,000	25,200
Exercise of options	822,400	495	2,238,312	3,071
Exercise of warrants	-	-	455,000	2,275
Share issue costs	-	(1,470)	-	(2,294)
Contributed surplus allocated
Exercise of options	-	344	-	1,802
Exercise of warrants	-	-	-	535
Balance, end of period	96,919,339	$199,662	92,566,939	$175,230

On March 16, 2012, the Company closed a bought deal private placement financing. The underwriter purchased 3,530,000 common shares of the Company at a price of $7.10 per share for gross proceeds of $25.1 million. Share issue costs in relation to the financing totaled $1,470,000. The common shares issued with respect to the financing are subject to a four month hold period.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted  under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At March 31, 2012, the maximum number of options issuable under the Plan was 14,537,901. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan cannot be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the period is as follows:

	March 31, 2012		December 31, 2011
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	10,343,213	$3.13	12,200,525	$2.62
Cancelled	-	-	(19,000)	6.30
Exercised	(822,400)	0.58	(2,238,312)	1.37
Granted	-	-	400,000	8.89
Options outstanding, end of period	9,520,813	$3.35	10,343,213	$3.13

The following table summarizes information about the stock options outstanding at March 31, 2012.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.01 - 1.00	2,610,250	1.43	$0.59	2,610,250	$0.59
1.01 - 2.00	1,858,750	2.80	1.38	1,858,750	1.38
2.01 - 3.00	1,223,500	3.13	2.58	1,223,500	2.58
4.01 - 5.00	655,000	3.44	4.60	655,000	4.60
5.01 - 6.00	420,000	3.44	5.06	420,000	5.06
6.01+	2,753,313	3.83	7.08	1,803,688	6.40
	9,520,813	2.84	$3.35	8,571,188	$2.79

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

7.	Stock Option Plan (Continued)

Share-based compensation expense of $975,000 (2011 - $3,927,000) was recognised during the period and was allocated to contributed surplus. Share-based compensation has been allocated as follows:

Three months ended March 31, (in thousands)
	2012	2011
Administration salaries and consulting	$54	$454
Directors’ fees	12	1,189
Management fees	47	996
Mineral property exploration expenditures	862	1,285
Shareholder communications	-	3
Total	$975	$3,927

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.	Warrants

At March 31, 2012 the Company had 120,000 (December 31, 2011 -120,000) share purchase warrants exercisable at a price of $11.15 (2011 - $11.15). The share purchase warrants expire on July 12, 2012.

9.	Related Party Transactions

Amounts due to related parties of $200,000 at March 31, 2012 (December 31, 2011 - $69,000) are for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due upon receipt of an invoice.

During the three months ended March 31, 2012 a total of $435,000 (2011 - $299,000), comprised of consulting and management fees of $301,000 (2011 - $194,000) and administrative fees of $134,000 (2011 - $105,000) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)	Exploration and consulting fees of $35,000 (2011 - $35,000) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at March 31, 2012, the Company owed $Nil (2011 - $Nil).

(b)	Management fees of $44,000 (2011 - $44,000) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at March 31, 2012, the Company owed $41,000 (2011 - $8,000).

(c)	Management fees of $50,000 (2011 - $50,000) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at March 31, 2011, the Company owed $Nil (2011 - $Nil).

(d)	Management fees of $105,000 (2011 - $Nil) were paid or accrued to a corporation of which the Chief Operating Officer is a principal. As at March 31, 2012, the Company owed $105,000 (2011 - $Nil).

(e)	Management fees of $50,000 (2011 - $50,000) were paid or accrued to a corporation controlled by the Vice-President Finance. As at March 31, 2012, the Company owed $Nil (2011 - $Nil).

(f)
Consulting Fees of $17,000 (2011 - $15,000) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at March 31, 2012, the Company owed $Nil (2011 - $Nil).

In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

9.	Related Party Transactions (Continued)

(ii)	Administrative fees are comprised of:

(a)
Administrative fees of $134,000 (2011 - $105,000) for the provision of office facilities and staff to the Company, were paid or accrued to Exeter Resource Corporation (“Exeter”). As at March 31, 2012, the Company owed $54,000 (2011 - $61,000).

The Company reached an agreement with Exeter whereby the Company reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the three month period ending March 31, 2012, the percentage allocation was 40%, resulting in $134,000 being reimbursed to Exeter for administrative support and office overhead.

10.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods ended March 31, 2012 and 2011:

(in thousands)	2012	2011
Compensation - cash and benefits	$422	$279
Compensation - share-based compensation	285	2,520
Total	$707	$2,799

11.           Expenses by nature

General and administration expense is made up of the following:

Three months ended March 31,
(in thousands)	2012	2011
Bank charges	$20	$19
Office	118	35
Rent	24	15
Telecommunications	9	5
Transfer agent	8	7
Travel and promotion	41	47
Total	$220	$128

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

12.           Contractual Obligations

The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 5(c)). Office lease commitments and the construction of the field camp are summarized in the table below:

	Payments Due by Year (in thousands)
	Total	2012	2013-2014	2015-2016
Office leases
- Argentina	$567	$182	$371	$14
- Canada*	356	66	174	116
Total	$923	$248	$545	$130

The Company has various property access agreements, which are renewed periodically, related to its projects at an estimated cost of approximately $228,000 per year.

In addition, upon the decision to commence mining at Don Sixto, the Company is required to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

* The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

13.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at March 31, 2012 (in thousands)	Canada	Argentina	Total
Cash and cash equivalents	$37,315	$3,578	$40,893
Amounts receivable and prepaid expenses	423	550	973
Property and equipment	61	7,767	7,828
Mineral properties	-	132	132
	37,799	12,027	49,826
Current Liabilities	(1,561)	(3,777)	(5,338)
	$36,238	$8,250	$44,488
Three months ended March 31, 2012
Mineral property exploration expenditures	$-	$9,937	$9,937
Net loss	$1,221	$9,960	$11,181

Extorre Gold Mines Limited
Notes to the Condensed Interim Consolidated Financial Statements
For the three month period ended March 31, 2012 and 2011
(Unaudited)

13.	Segmented Information (Continued)

As at December 31, 2011 (in thousands)	Canada	Argentina	Total
Cash and cash equivalents	$24,586	$1,618	$26,204
Amounts receivable and prepaid expenses	521	1,177	1,698
Property and equipment	82	4,954	5,036
Mineral properties	-	124	124
	25,189	7,873	33,062
Current Liabilities	(987)	(1,832)	(2,819)
	$24,202	$6,041	$30,243
Three months ended March 31, 2011
Mineral property exploration expenditures	$-	$8,596	$8,596
Net loss	$3,424	$8,601	$12,025

No revenues were earned in either of the geographic areas.